Stories of the Week
Streets of Whitby!
The New Arrival at Hartfield
Enjoy unique stories
As you approach, the pair both straighten and face you. Ainslie immediately drops into a shallow curtsy and her brother follows in a slight bow.
Continue...

INVEST IN **RAINBOW UNICORN GAMES**

Building exciting games for women

rainbowunicorngames.com Arlington, MA









Highlights

1. Founded by industry experts with combined 60 years experience building success for AAA publishers

2. Estimated $120B market potential

3. Team is majority women, LGBTQ+ and BIPOC giving a fresh perspective to our content.

4. $348K in SAFE notes already invested

5. With only a part-time equity team, has built 3 prototypes in 6-8 weeks for internal and client work.

6. Positive reception at PAX East Demo: https://bossrush.net/2024/03/21/pax-east-2024-write-history-you

Featured Investor

 **Shane Trayers**
Invested $10,000 ⓘ

Follow

"Watching my sons play video games, I've seen firsthand how current games do not represent everyone. When I learned what Rainbow Unicorn Games are going to create games designed for everyone, especially those not currently represented in video games, I knew that they were a company that I wanted to support. They have years of experience behind them and an experienced team. They have fantastic ideas, artwork, community support, and they are making games that I know I'd want to play! I'm so excited to see their finished products!"

Our Team

 **Athena Peters** CEO

Transformed failing AAA projects into Multi Million profit makers in 12 months multiple times. Has launched over 20 different online and mobile games. 3x Founder.



Nikolina Finska COO

Head of Production on Rovio's Angry Birds Franchise 3X Studio Founder



Michele Olivier CPO

With 20+ years of global experience in the Talent sector, she has managed 360 people ops for organizations in technology, SaaS, fintech, gaming, government, sales/marketing, and more.



Crystal Larsh VP of Operations

20+ years of project management and product development at companies like Riot, Kabam and EA Master's Degree, Business Administration Master's Degree, Software Project Management Certifications: CSM, SPC, PMP, NPDP



Jonathan Liu Product Manager

10 years of experience with a broad spectrum of roles from QA and Community Management to Product management at companies like WB, Kongregate and NetEase Chinese cross-cultural competency, Native Mandarin Language skills.



Leona Jasa Marketing Manager

6 years of managing SEO and UA for large scale casual and hyper casual mobile projects through companies like 5CA and Boke technology.

Invest in the Rainbow

Rainbow Unicorn Games, helps the 88 Million global women who play casual games, achieve relaxation and escapism with our games designed with expertise in what they want.

Source: **Ipsos**

State of the Games Market

Gaming Market Size to be Worth USD 665.77 Billion by 2030

Over 50% of this market identify as women but only 22% of game developers are women.

Source: **Global News Wire**

The Problem

The gaming market is set to be worth $665B by 2030 by 2030 but fails to cater to the preferences of the largest growing segment of players, **women** that make up 50%.

Games that are specifically developed for a female audience often lack depth, abandoning proven game designs that foster community, integrated design and engaging gameplay for watered down experiences. It is noteworthy that the few games that do explore interesting and meaningful design appealing to these groups are typically found within the indie space, constrained by limited budgets. The lack of broader market availability hampers women from discovering and immersing themselves in truly enjoyable and engaging gaming experience which could draw them into a hobby that has taken over all other entertainment mediums and is expected to be the #1 source of global consumer entertainment spending by 2026.

In failing to build games for female gamers with the same design sophistication as those built with a male audience in mind, **the industry is leaving money on the table**.

Soure: **The Economist**


The Game Industry
has a Massive Blindspot
CORE
UNDER-SERVED SEGMENT
We see a massive market gap in games that appeal to a more cooperative style with deep, meaningful stories and social gameplay. Leaving room for us to explore a wide open space.
Our initial market



Combative
NBA2K
FIFA
SIMS
Cooperativ
e
opportunities are
already identified
worth an estimated
$120B
CONFIDENTIAL
CASUAL
© 2023 Rainbow Unicorn Games

Our initial market opportunities consist of women, ages 30-50, who play video games. Women make up 48% of the total gaming market (**Statista**) and 50% of those women are ages 30-50 (**Statista**). Adjusting for thematic preferences of that audience, we estimate our initial market opportunity at $120B.

Vision
Rainbow Unicorn Games represents a team of diverse creators building engaging worlds for an under-represented audience.
We are a Public Benefit Corporation. Our goal is to operate transparently whilst fulfilling the need for a new type of game play. We foster a safe community of awareness for current social challenges that can be managed in a fun and supportive gaming environment.
CONFIDENTIAL
© 2023 Rainbow Unicorn Games

The Solution

At Rainbow Unicorn Games, we apply our expert knowledge combined with a deep understanding of our customer to create products tailored to our growing demographic. While our competitors try and guess at what this audience will like we know, because *we are this audience*.

Just like successful teams at companies like Blizzard and Valve make

games for people that look like their C-suite, we are making games for the other 50%.

Add to that we have decades of experience building top tier gaming experiences so we know how to make solid, successful games regardless of the market.

We adhere to a swift-to-market, agile production approach that involves developing a bare-bones Minimum Viable Product (MVP) for an early launch. This allows us to iterate based on data and customer feedback. We quickly test fully implemented systems while we create the distinct content that will drive monetization. Together, we aim to deliver an **inclusive gaming experience** that our players have eagerly awaited.



Athena Peters
CHIEF EXECUTIVE OFFICER
Michele Olivier
CHIEF PEOPLE OFFICER
Nikolina Finska
CHIEF OPERATING OFFICER
BATMAN
GAME OF THRONES
DUNGEONS & DRAGONS
MOBILE GAME DOCTOR
Lord of the Rings Online
DISRUPTOR BEAM
realtime worlds
NCSOFT
O&H
ANGRY BIRDS
ROVIO
European INNOVATION Council
FOUNDING UNICORNS

amazon
The Herd



The Team

As an Executive Producer at Warner Brothers Games, our CEO, Athena Z Peters, has a proven track record of turning around failing AAA projects. In just one year, she successfully transformed two ten year old projects into projects generating profits of $1 million and $2 million respectively.

To succeed with a Free to Play game, a team has to have a strong foundation in delivering desirable content on a regular cadence to keep players engaged and excited to come back in. In order to do this, Athena realigned the team's work process to incorporate player community feedback and focus on the developers' passions. This approach resulted in a balanced and exciting game experience that kept players engaged and monetization opportunities flowing.

In addition to Athena, we have assembled an **exceptional team** here at Rainbow Unicorn Games.

Our senior level engineering director, who joins us from Amazon, will ensure that our game structures are optimized for smooth and efficient gameplay.

Our marketing director, with over a decade of experience in mobile game acquisition management, brings valuable insights to drive user acquisition and revenue growth, a necessity in this market to keep revenue per player well above costs to acquire.

Additionally, our operations experts from Rovio, Zynga, and Riot, each with decades of Live Operations experience, know how to schedule and release a steady flow of content to keep players excited and coming back for more.



The Product

Rainbow Unicorn Games aims to build out a suite of games to grow and build our portfolio as we build our community of players with a brand new game launch every year.





GENRE
Dress-up Simulation RPG
MARKET
Women 25-50
ESTIMATED ANNUAL OPPORTUNITY
$50-$120m
PRIMARY COMPS
Dreamlight Valley
Love Nikki
Homescapes
CORE SYSTEM
Branching Narrative
Estate Management
Social
PLATFORM
PC, Web, Mobile
SOFT LAUNCH
Q2 2025
CONFIDENTIAL

Our first project, Romancing Jan, transports our players into an inclusive fantasy world similar to the aesthetics and intrigue of Bridgerton or classic Jane Austen novels.

Core Loop
ROMANCING JAN
Dress
Level Up
Story
Skills
CHARACTER
BALL
Decorate
Socialize
MANSION
Maintain
Upgrade
MONETIZABLE
CONFIDENTIAL
© 2023 Rainbow Unicorn Games

Players will create a character who has newly inherited an estate and they must traverse society through a number of balls, soirees, salons, promenades, etc to make themselves known and transact business deals necessary to repair and grow their estate.

And of course along the way they may be tempted to start a romance, rivalry, or find fame as an artist. All of this will take place in a 3D world filled with not only charming non player characters, but also

opportunities to socialize and compare fashions and gossip with other players.

Monetization Strategy



Monetization
Strategy
SUBSCRIPTIONS
seasonal subscription models keep engagement and revenue per user high with special limited time items and events encouraging users to return regularly.
IN APP PURCHASES
White Hat monetization focusing on cosmetic upgrades, time savers, extra storylines and aesthetic choices.
BIWEEKLY CONTENT RELEASES
Content updates, with a biweekly release cadences keep content fresh and establish a living breathing world of escape.
CONFIDENTIAL
© 2023 Rainbow Unicorn Games

The game will be free to play with in-game purchases such as unique clothing items, pets, housing upgrades, special storylines, etc.

This allows the game to be accessible to a wide audience while monetizing through players choosing their own budget to spend on themselves or even gift special items to friends.

Go to Market
5 points of focus:
1. Quickly build and launch MVPs to an audience to then grow features with audience input
2. Strong company branding that attracts people and players who share the same values
3. Free to Play on multiple platforms (PC, Mobile, Web and console) allow us to reach a wider audience and focus on player retention and community growth

4. Ride the popularity wave of Bridgerton and other media popular with underserved markets
5. Recapture the same community with new products utilizing proven features with new themes and genres
CONFIDENTIAL
© 2023 Rainbow Unicorn Games

We intend to launch on mobile, PC and web browser with potential console ports with the right partnerships. This will allow us to have the broadest reach to find our players wherever they might be most comfortable playing, or adjust to their play styles as they switch between devices over the course of a day.

Currently we have an app called Society Pages live on Google Play which gives a free-with-ads experience to read an in-world newspaper. We will be releasing an iOS version in the coming months. This app will be used to test market reach and story appeal with our user base ahead of the game launch.



Capital Raise
$1.24m
WeFunder Fees
7.9%
Marketing
12.1%
Staffing
80.0%
OBJECTIVE
Hire a best-in-class development team focused on creating resonant and deeply social games for emerging audiences
KEY RESULTS
Bold Dress-up RPG Online Game to soft launch by Q2 2025
Kickstarter campaign in Q3 of 2025 to engage community and create pre-launch revenue
$2.00 ARPDAU by Month 18
CONFIDENTIAL
© 2023 Rainbow Unicorn Games

How will we use the money?

How will we use the money?

Currently Rainbow Unicorn Games is run in the spare hours as our core team works on consulting projects and/or other full time jobs.

With a $1M investment we will be able to hire on our core staff at full time hours and complete our soft launch target for Romancing Jan of Q2 2025.

80% of these funds would got towards staffing with 12.1% reserved for marketing and operations and 7.9% of WeFunder fees.

Once Romancing Jan is in soft launch, it will be able to generate revenue estimated at $4M per month based on performance of similar mobile titles in the market now.

Future projections are not guaranteed.



See revenue and cost slides below for underlying assumptions. Future projections are not guaranteed

How will our investors make money?

How will our investors make money?

This WeFunder round is investment in **SAFE notes**. Your SAFE note will give you the option to convert your SAFE into preferred stock when we enter a priced equity round or convert to preferred stock in the case of a liquidation event to sell the shares or partake in dividend payouts.

Future projections are not guaranteed.



Games for diverse audiences
by diverse developers
RAINBOW
UNICORN
GAMES
www.rainbowunicorngames.com

Appendix



Future projections are not guaranteed. Revenues are projected based on comp product values of $0.30 ARPDAU, $0.30 base CPI, Retention: D1 38%, D7 13%, D30 5%. Projections also account for a new game launching every year.

We expect $30k in revenue per quarter throughout 2024 as we continue with contracting work, but move our focus onto working on Romancing Jan and other Rainbow Unicorn games.





Future projections are not guaranteed. Cost projections based on keeping core team on as contract until initial launch then switching to full time and slowly increasing to market pay rates post revenue. Assumptions on costs also plan for hiring in an additional development team each year to add another game to the portfolio.